LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
S.C.

TORRE OPTIMA
PASEO DE LAS PALMAS 405, 5TH FLOOR
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO

TELEPHONE: (52) 5-540-9600
FACSIMILE: (52) 5-540-9699

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

April 12, 2002

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Grupo Posadas, S.A. de C.V./Rule 12g3-2(b) File Number **82-3274**

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Grupo Posadas, S.A. de C.V. (the "Company") and hereby transmit to you the following documentation required to be submitted under the Rule:

A. In accordance with the provisions of Rule 12g3-2(b)(1)(i)(B) and (iii), an English translation of the quarterly financial report for the Fourth Quarter of 2001 provided to the Mexican Stock Exchange *(Bolsa Mexicana de Valores)* ("BMV").

As stated in paragraph (5) of Rule 12g3-2(b), the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

dw 4/23

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours truly,

Susan Grisso de Ortega

Enclosures

cc: Ing. Manuel Borja (without enclosures)
Lic. Oliver Iriarte
Lic. Alberto Sepúlveda Cosío (without enclosures)

A

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** Quarter: **4** Year: **2001**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**9,172,113**	**100**	**9,420,590**	**100**
2	**CURRENT ASSETS**	**893,267**	**10**	**998,093**	**11**
3	CASH AND SHORT-TERM INVESTMENTS	153,423	2	215,040	2
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	357,616	4	381,574	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	347,728	4	347,971	4
7	OTHER CURRENT ASSETS	34,500	0	53,508	1
8	**LONG-TERM**	**118,315**	**1**	**165,223**	**2**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	75,213	1	50,366	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	43,102	0	54,497	1
11	OTHER INVESTMENTS	0	0	60,360	1
12	**PROPERTY, PLANT AND EQUIPMENT**	**7,307,102**	**80**	**7,536,710**	**80**
13	PROPERTY	8,356,953	91	8,311,824	88
14	MACHINERY AND INDUSTRIAL	1,485,142	16	1,449,349	15
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	2,693,288	29	2,526,948	27
17	CONSTRUCTION IN PROGRESS	158,295	2	302,485	3
18	**DEFERRED ASSETS (NET)**	**853,429**	**9**	**720,564**	**8**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**5,147,180**	**100**	**5,389,315**	**100**
21	**CURRENT LIABILITIES**	**1,114,695**	**22**	**1,246,132**	**23**
22	SUPPLIERS	240,492	5	215,906	4
23	BANK LOANS	506,586	10	643,095	12
24	STOCK MARKET LOANS	111,501	2	0	0
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	256,116	5	387,131	7
27	**LONG-TERM LIABILITIES**	**2,934,506**	**57**	**3,155,108**	**59**
28	BANK LOANS	2,316,031	45	2,653,476	49
29	STOCK MARKET LOANS	618,475	12	501,632	9
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,046,157**	**20**	**925,961**	**17**
32	**OTHER LIABILITIES**	**51,822**	**1**	**62,114**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**4,024,933**	**100**	**4,031,275**	**100**
34	**MINORITY INTEREST**	**1,114,950**	**28**	**1,110,964**	**28**
35	**MAJORITY INTEREST**	**2,909,983**	**72**	**2,920,311**	**72**
36	**CONTRIBUTED CAPITAL**	**2,049,999**	**51**	**2,174,574**	**54**
37	PAID-IN CAPITAL STOCK (NOMINAL)	494,657	12	485,103	12
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,208,026	30	1,236,849	31
39	PREMIUM ON SALES OF SHARES	206,315	5	227,706	6
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	141,001	4	224,916	6
41	**CAPITAL INCREASE (DECREASE)**	**859,984**	**21**	**745,737**	**18**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,218,274	30	1,054,509	26
43	REPURCHASE FUND OF SHARES	106,857	3	135,780	3
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(651,100)	(16)	(591,154)	(15)
45	NET INCOME FOR THE YEAR	185,953	5	146,602	4

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 4 YEAR: 2001
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**153,423**	**100**	**215,040**	**100**
46	CASH	28,227	18	104,593	49
47	SHORT-TERM INVESTMENTS	125,196	82	110,447	51
18	**DEFERRED ASSETS (NET)**	**853,429**	**100**	**720,564**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	315,382	37	253,770	35
49	GOODWILL	116,714	14	119,332	17
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	421,333	49	347,462	48
21	**CURRENT LIABILITIES**	**1,114,695**	**100**	**1,246,132**	**100**
52	FOREING CURRENCY LIABILITIES	481,202	43	627,774	50
53	MEXICAN PESOS LIABILITIES	633,493	57	618,358	50
24	**STOCK MARKET LOANS**	**111,501**	**100**	**0**	**100**
54	COMMERCIAL PAPER	111,501	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**256,116**	**100**	**387,131**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	256,116	100	387,131	100
27	**LONG-TERM LIABILITIES**	**2,934,506**	**100**	**3,155,108**	**100**
59	FOREING CURRENCY LIABILITIES	2,301,760	78	2,247,084	71
60	MEXICAN PESOS LIABILITIES	632,746	22	908,024	29
29	**STOCK MARKET LOANS**	**618,475**	**100**	**501,632**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	618,475	100	501,632	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**1,046,157**	**100**	**925,961**	**100**
65	NEGATIVE GOODWILL	22,011	2	45,884	5
66	DEFERRED TAXES	956,792	91	880,077	95
67	OTHERS	67,354	6	0	0
32	**OTHER LIABILITIES**	**51,822**	**100**	**62,114**	**100**
68	RESERVES	51,822	100	62,114	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(651,100)**	**100**	**(591,154)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(4,796,895)	(737)	(4,584,136)	(775)
71	INCOME FROM NON-MONETARY POSITION ASSETS	4,145,795	637	3,992,982	675

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 4 YEAR: 2001

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(221,428)	(248,039)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	221	225
75	EMPLOYERS (*)	2,584	2,546
76	WORKERS (*)	3,297	3,097
77	CIRCULATION SHARES (*)	498,586,889	499,736,631
78	REPURCHASED SHARES (*)	1,621,185	471,443

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**3,545,570**	**100**	**3,707,200**	**100**
2	COST OF SALES	2,579,400	73	2,703,834	73
3	**GROSS INCOME**	**966,170**	**27**	**1,003,366**	**27**
4	OPERATING	341,298	10	315,241	9
5	**OPERATING INCOME**	**624,872**	**18**	**688,125**	**19**
6	TOTAL FINANCING COST	114,803	3	234,723	6
7	**INCOME AFTER FINANCING COST**	**510,069**	**14**	**453,402**	**12**
8	OTHER FINANCIAL OPERATIONS	28,750	1	17,628	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**481,319**	**14**	**435,774**	**12**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	172,242	5	239,905	6
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**309,077**	**9**	**195,869**	**5**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	1,955	0	(2,913)	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**311,032**	**9**	**192,956**	**5**
14	INCOME OF DISCONTINUOUS OPERATIONS	96,822	3	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**214,210**	**6**	**192,956**	**5**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	1,823	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**212,387**	**6**	**192,956**	**5**
19	NET INCOME OF MINORITY INTEREST	26,434	1	46,354	1
20	**NET INCOME OF MAJORITY INTEREST**	**185,953**	**5**	**146,602**	**4**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**3,545,570**	**100**	**3,707,200**	**100**
21	DOMESTIC	3,021,243	85	3,140,259	85
22	FOREIGN	524,327	15	566,941	15
23	TRANSLATED INTO DOLLARS (***)	57,182	2	61,829	2
6	**TOTAL FINANCING COST**	**114,803**	**100**	**234,723**	**100**
24	INTEREST PAID	396,148	345	503,166	214
25	EXCHANGE LOSSES	113,950	99	191,702	82
26	INTEREST EARNED	6,688	6	27,278	12
27	EXCHANGE PROFITS	175,848	153	142,848	61
28	GAIN DUE TO MONETARY POSITION	(212,759)	(185)	(290,019)	(124)
8	**OTHER FINANCIAL OPERATIONS**	**28,750**	**100**	**17,628**	**100**
29	OTHER NET EXPENSES (INCOME) NET	28,750	100	17,628	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**172,242**	**100**	**239,905**	**100**
32	INCOME TAX	55,547	32	32,412	14
33	DEFERED INCOME TAX	116,695	68	207,493	86
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: 4 YEAR: 2001

GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	3,588,825	3,736,146
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,545,570	3,707,200
39	OPERATION INCOME (**)	624,872	688,125
40	NET INCOME OF MAYORITY INTEREST(**)	185,953	146,602
41	NET CONSOLIDATED INCOME (**)	212,387	192,956

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER: **4** YEAR: **2001**

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**212,387**	**192,956**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	214,569	135,112
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**426,956**	**328,068**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(102,507)	34,464
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**324,449**	**362,532**
6	CASH FLOW FROM EXTERNAL FINANCING	12,405	(31,667)
7	CASH FLOW FROM INTERNAL FINANCING	(115,011)	39,805
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(102,606)**	**8,138**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(279,287)**	**(596,395)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(57,444)	(225,725)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	210,867	440,765
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	153,423	215,040

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**214,569**	**135,112**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	285,864	250,790
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(67,556)	68,027
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(208,780)	(404,985)
17	+ (-) OTHER ITEMS	205,041	221,280
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(102,507)**	**34,464**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	42,738	(30,307)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(5,772)	8,250
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(2,668)	1,529
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	31,228	1,449
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(168,033)	53,543
6	**CASH FLOW FROM EXTERNAL FINANCING**	**12,405**	**(31,667)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,761,782	1,408,521
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(2,749,377)	(1,440,188)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(115,011)**	**39,805**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	193,446
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(20,946)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(94,065)	(153,641)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(279,287)**	**(596,395)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(94,922)	(257,343)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(83,553)	(81,845)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(51,915)	(1,987)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(48,897)	(255,220)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	5.99	%	5.20	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	6.39	%	5.02	%
3	NET INCOME TO TOTAL ASSETS (**)	2.32	%	2.05	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	100.18	%	150.30	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.39	times	0.39	times
7	NET SALES TO FIXED ASSETS (**)	0.49	times	0.49	times
8	INVENTORIES ROTATION (**)	7.42	times	7.77	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	32	days	32	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.15	%	13.25	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	56.12	%	57.21	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.28	times	1.34	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	54.07	%	53.34	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	40.16	%	41.86	%
15	OPERATING INCOME TO INTEREST PAID	1.58	times	1.37	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.69	times	0.69	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.80	times	0.80	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.49	times	0.52	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.17	times	0.19	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	13.76	%	17.26	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	12.04	%	8.85	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.89)	%	0.93	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.82	times	0.72	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(12.09)	%	(389.13)	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	112.09	%	489.13	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	29.92	%	13.72	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.37		$ 0.30	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.25		$ 1.42	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.19		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 5.84		$ 5.84	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	1.03	times	1.27	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	16.22	times	24.67	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: INCLUDED IN THE INTEREST PAID IN THE LOST FOR RESTATEMENT OF INVESTMENT UNITS, AMOUNTING IN 2001 TO PS $10,087 AND IN 2000 TO PS $19,520

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

Total Revenues

The company's total revenues decreased by 11.7% in the fourth quarter of 2001, compared to the same period of last year, due principally to a drop of 10% in the hotel division revenues. As explained in greater detail in the owned hotels section, the decrease in revenues is the result of the of the recession in the United States, which was aggravated by the terrorist attacks of September 11th, as well as the effects of Hurricane Juliette that hurt the Los Cabos operation.

Just as it occurred all through the year, the company's peso-denominated revenues during the quarter reflect a 4.6% and a 20% appreciation of the peso against the US dollar and the Brazilian real, respectively. It should be kept in mind that approximately half of the company's revenues currently originate in dollar-denominated rates or from foreign operations.

Operating Profits and EBITDA

EBITDA decreased by 21% in peso terms and 16% in dollar terms during the fourth quarter, while the EBITDA margin went from 27% to 24%. It should be highlighted that the margin of contribution of owned hotels (not including leased properties) was practically unchanged in light of the company's reaction in adapting hotel operations to the drop in occupancy rates (particularly in coastal properties). In the accumulated totals for the entire year, EBITDA decreased by 3% in real terms, while growing in dollar terms by 2% to reach US$ 93 million.

Operating profits decreased by 31% against the same period of last year. This result is basically explained by a smaller contribution of the management division as compared to the 4th quarter of 2000. The drop in the management division margins was partially offset by a substantial improvement of the contribution of the Vacation Club business within the Other Businesses division. In the year's accumulated totals, operating profits decreased by 9%, and the operating margin dropped by only 1 pp despite the peso's overvaluation, the greater participation of leased hotels within the hotel mix, and the adverse economic environment that prevailed in 2001.

Owned Hotels

Just as we anticipated, the terrorist attacks of September 11th had a significant impact on the results of coastal properties. In dollar terms, average daily rates decreased by 4% during the quarter, which combined with a drop in occupancy rates of 14 pp resulted in a decrease of 27% in REVPAR (the product of multiplying daily rates and occupancy). The destinations suffering the most severe impact were Cancun and Los Cabos, which were affected by the uncertainty and the reluctance to fly of U.S. travelers, by cutbacks in commercial and charter flight schedules immediately following the September 11 attacks, by the bankruptcy of some tour operators, and in general by the loss of confidence of U.S. consumers. All these factors caused the cancellation or postponement of dates of major groups that had been booked. Additionally, hotels in Los Cabos were adversely affected by hurricane Juliette, which hit in the last week of September but whose damaging effects were felt in full force in the month of October. Despite this, hotels at these destinations have

been gradually recovering. In December, a substantial improvement was observed, as the occupancy rates at coastal properties reached 51%, after descending as low as 38% in October.

Meanwhile, properties at more traditional coastal destinations such as Acapulco and Puerto Vallarta were not significantly affected by the September 11th events, since they are more closely linked to domestic tourism. The GOP (gross operating profit) at these hotels grew 6% in the fourth quarter, compared to the same period of the previous year.

At urban hotels, the average drop of 10% in room rates during the quarter is principally attributed to the lower average daily rates when expressed in pesos, resulting from the peso's appreciation against the dollar (4.6% for the whole year). This has a significant impact when converting dollar-denominated room rates at properties in South America and the United States. In dollar terms, GOP from urban hotels in the United States decreased by only 3%, which is the result of decreased demand in export-related and maquiladora cities such as Laredo and McAllen.

Occupancy rates at urban hotels in Mexico, dropped by 4 pp when compared to the previous year's fourth quarter. This was mainly the result of the U.S. economic slowdown which in turn resulted in a far slower economic activity in Mexico. This decrease in occupancy rates was concentrated mainly in cities in northern Mexico, such as Saltillo and Chihuahua, whose economic activity is closely linked to export activities, or highly dependent on business travelers from the United States, as in the case of Monterrey. In terms of the year's aggregate, average daily rates decreased by only 7% against the previous year, while occupancy rates dropped by only 2 pp.

In Brazil, the Caesar Park Rio de Janeiro occupancy rate dropped by 5 pp in the 4th quarter due to the cutback in commercial flights after September 11th. For the same reason, the startup has been slower than expected at the two new properties recently opened at the Sao Paulo international airport. Despite this, the Brazilian economy holds a very favorable outlook for 2002, following a difficult year 2001 that was characterized by an electric power rationing problem and a depreciating real. Also on the positive side, the Brazilian economy has managed to break away from any significant fallout from the Argentina crisis.

Management

Revenues from this division are closely linked to the overall performance of the chain's hotel properties. That is why the factors mentioned in the owned hotels section caused a decrease of 9% in the management division's revenues during the quarter. This reduction was caused principally by a drop of 29% during the quarter in revenues from fees and incentives in the resorts division. It is important to point out that this division also felt the effects of the peso overvaluation, since the process of estimating the fees (revenues and GOP) that this division earns as revenues is reduced in peso terms, particularly in the case of coastal properties.

In addition, the commission-based revenues derived from group sales, particularly to American groups, dropped by more than 3 million pesos during the quarter. This result is directly linked with the effects of the September

11 terrorist attacks mentioned in the previous section. On the other hand, it is important to mention that the operating results of the two managed hotels on Padre Island were also hurt by the collapse of the bridge connecting the island to the mainland, an event that occurred towards the end of September.

In the accumulated results, revenues from the management division decreased by 2% against the previous year. The decrease in revenues from the resorts division for the year was partially offset by the favorable annual performance of urban hotels, and by the addition of several properties, including the FI Veracruz Centro, FI Perisur, FI Nuevo Laredo, FA Grand Chapultepec, as well as the Caesar Park and Caesar Business hotels located at the Guaruhlos international airport in Sao Paulo. All together, the openings of these hotels added more than a thousand rooms to the chain's room inventory. Despite the slight decrease in revenues, the management division still achieved a 42% margin of contribution during the year, which is very profitable when compared to lodging industry standards.

Other Businesses

Revenues from the Other Businesses division decreased by 32% during the quarter, compared to the same period of last year, mainly because in the 4th quarter of 2000 2 lots were sold in the Arcano development in Ixtapa for 1.7 million dollars, while no sales were achieved during year 2001 because of the general economic slowdown being experienced by the country.

However, this decrease in sales was partially offset by the favorable performance of the Vacation Club business. The Vacation Club business was affected to a lesser degree by the decrease in the flow of foreign visitors that was experienced during the quarter, because the Company carried out a number of aggressive marketing efforts that included the opening of new sales offices in Tijuana, Mexico City, Puerto Vallarta and Acapulco. In the year's accumulated results, Vacation Club sales exceeded 30 million dollars. This does not include revenues from pre-opening sales efforts at the Cancun Vacation Club, which will not be recorded in the consolidated results until the remodeling of the villas that comprise this unit is concluded, which we estimate will take place during the first quarter of 2002.

Integral Financing cost

The Company's integral financing cost went from a net loss of Ps. $90.3 M in the fourth quarter of 2000 to a net gain of Ps. $34.3 M in the final quarter of 2001. This result is attributed to the 4.6% appreciation experienced by the peso during 2001, resulting in a currency exchange gain of Ps. $49.6 M. It is important to point out that the decrease in interest rates, both in pesos and in dollars, as well as the fact that the Company did not undertake any additional leveraging, and an optimal debt mix (70% in dollars, 30% in pesos), resulted in a significant improvement in the cost of servicing the debt, decreasing from Ps. $131.8 M to Ps. $83.9 M during the period. As a result of all these factors, the ratio of interest rate coverage, measured as EBITDA divided by financial expenses, went from 1.9x at the close of 2000 to 2.3x at the close of December, 2001.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Debt Profile

Continuing with the trend that was experienced throughout the year, the total debt outstanding was kept almost unchanged during the period. However, the debt profile has substantially improved. Specifically, during the fourth quarter the Company managed to refinance a combined total of approximately US$ 85 M, including the refinancing of the US$ 50 M Eurobond due in February, 2002. During the whole year, the Company refinanced more than US$ 200 M, an achievement that enabled it to extend the average debt maturity from 3.5 years at the close of December 2000 to 4.3 years at the close of 2001. This places the Company in a financial situation that enables it to move ahead

BASIS OF CONSOLIDATION, ACQUISITION OF BUSINESSES AND CONVERSION OF FOREIGN SUBSIDIARIES:

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS INCLUDE THE FINANCIAL STATEMENTS OF GRUPO POSADAS, SA DE CV, AND THOSE OF THE SUBSIDIARIES THAT THE COMPANY CONTROLS, A LIST OF ITS PRINCIPAL SUBSIDIARIES IS SET FORTH IN ANNEX 3.

IN ACCORDANDE WITH THE GUIDELINES OF BULLETIN B-15, WHICH REGULATES THE PROCEDURE FOR CONVERTING THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES WHOSE OPERATIONS ARE INDEPENDENT, THE FINANCIAL STATEMENTS OF THE FOREIGN SUBSIDIARIES HAVE BEEN RESTATED USING THE INFLATION OF THE CORRESPONDING COUNTRY AND ARE TRANSLATED INTO MEXICAN PESOS AT THE EXCHANGE RATE EFFECTIVE AS OF THE LASTEST YEAR END, WITH REGARD TO THE INFORMATION OF THE CURRENT YEAR AS WELL AS PRIOR YEARS. WITH THIS, COMPARABLE INFORMATION IS OBTAINED CONSIDERING THE FUNCTIONAL CURRENCIES OF EACH COUNTRIES IN WICH THE COMPANY OPERATES.

PARTICIPATION IN THE RESULTS AND CHANGES IN NET WORTH OF THOSE SUBSIDIARIES THAT ARE PURCHASED OR SOLD, ARE INCLUDED IN THE FINANCIAL STATEMENTS FROM OR THROUGH THE DATE ON WHICH THE RESPECTIVE TRANSACTIONS ARE CARRIED OUT, EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF YEAREND.

NET EXCESS OF BOOK VALUE OVER THE COST OF ACQUISITION OF THE SUBSIDIARIES, IS RECOGNIZED IN INCOME OVER A FIVE-YEAR PERIOD AND IS PRESENTED AS "AMORTIZATION OF GOODWIL FROM ACQUISITION OF BUSINESSES, NET", BECAUSE IT IS CONSIDERED AN INTEGRAL PART OF OPERATING INCOME.

HOTELS OWNED AND LEASED BY THE COMPANY PAT TO GRUPO POSADAS, S.A. DE C.V. A MAGEMENT FEE ON A SIMILAR BASIS AS HOTELS MANAGED BUT NOT OWNED BY THE COMPANY. WITH THE PURPOSE OF SHOWING THE RESULTS OF ITS HOTEL OPERATION AND HOTEL MANAGEMENT FEES, BRAND AND OTHER WITH THE REVENUES AND COST OF THESE TYPES OF BUSINESSES, THE COMPANY DECIDED NOT TO ELIMINATE THESES OPERATIONS IN THE PREPARATION OF ITS CONSOLIDATED STATEMENTS OF INCOME WHICH DOES NOT AFFECT OPERATING INCOME.

SIGNIFICANT ACCOUNTING POLICES OF THE COMPANY ARE AS FOLLOWS:

CHANGE IN ACCOUNTING POLICY

AS OF JANUARY 1, 2000 THE COMPANY ADOPTED THE REGULATIONS OF THE NEW BULLETIN D-4 "ACCOUNTING FOR INCOME AND ASSET TAXES AND EMPLOYEE PROFIT SHARING".

AS OF DECEMBER 31, 2001 THE ACCUMULATED EFFECT OF THE DEFERRED INCOME TAX IS FOR THE AMOUNT OF PS $(582,019), AS A REDUCTION OF STOCK HOLDERS' EQUITY, UNDER THE ITEM "EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY" AND IS RECORDED IN THE BALANCE SHEET IN LINE S42.

RECOGNITION OF THE EFFECTS OF INFLATION:

THE COMPANY RESTATES ITS FINANCIAL INFORMATION IN TERMS OF THE PURCHASING POWER OF THE MEXICAN PESOS AS OF THE MOST RECENT PERIOD END IN ORDER TO RECOGNIZE THE EFFECTS OF INFLATION. ACCORDINGLY, THE FINANCIAL STATEMENTS ORIGINALLY ISSUED HVE BEEN RESTATED AND THE PRIOR PERIOD AMOUNTS PRESENTED HEREIN DIFFER FROM THOSE ORIGINALLY REPORTED IN TERMS OF MEXICAN PESOS OF THE CORRESPONDING PERIOD. CONSECUENTLY, ALL FINANCIAL STATEMENT AMOUNTS ARE COMPARABLE BOTH FOR THE CURRENT AND THE PRIOR YEARS, SINCE ALL ARE STATED IN TERMS OF MEXICAN PESOS OF THE SAME PURCHASING POWER.

MARKETABLE SECURITIES:

THESE ARE PRIMARILY MONEY MARKET ACCOUNTS, VALUED AT MARKET

INVENTORIES AND OPERATION COSTS:

INVENTORIES AND THEIR RELATED COST ARE VALUED AT AVERAGE COST, WHICH DUE TO THEIR HIGH TURNOVER IS SIMILAR TO REPLACEMENT COST.

REAL ESTATE INVENTORY HELD FOR SALE AND REAL ESTATE DEVELOPMENT:

REAL ESTATE INVENTORY HELD FOR SALE AND REAL ESTATE DEVELOPMENT, EXCEPT FOR BOAT SLIPS, ARE VALUED AT HISTORICAL COST, WHICH DUE TO ECONOMIC CIRCUMSTANCES IS SIMILAR TO REALIZABLE VALUE, AND INCLUDES PROPERTY TAXES AND SIMILAR DEVELOPMENT COSTS INCURRED DURING THE DEVELOPMENT AND CONSTRUCTION PERIOD. BOAT SLIPS WERE VALUED AT THE EXCHANGE RATE AS OF YEAREND, SINCE THEY ARE PRICED IN U.S. DOLLARS. THE COMPANY RECOGNIZES ITS REVENUE AND THE RELATED COSTS, BASED ON THE PERCENTAGE OF COMPLETION OF UNITS SOLD WITH RESPECT TO COMPLETED UNITS, AND ON THE RELATIVE VALUE OF SALES OVER THE TOTAL ESTIMATED COST OF THE PROJECT, WITH RESPECT TO LAND READY FOR SALE.

AS OF DECEMBER 31, REAL ESTATE INVENTORY HELD FOR SALE AND REAL ESTATE DEVELOPMENT ARE AS FOLLOWS:

REAL ESTATE INVENTORY HELD FOR SALE		
LAND	PS.	201,938
COMPLETED UNITS		20,258
VACATION CLUB INTERVALS		100,383

TOTAL REAL ESTATE INVENTORY		322,579
HOTELS		25,150

TOTAL	PS	347,729
		=========

THE PIECE OF LAND THAT IS UP FOR SALE IN CARACAS, VENEZUELA IS INCLUDED.

LONG-TERM INVESTMENT:

LONG-TERM INVESTMENT WHERE THE COMPANY DOES NOT HAVE SIGNIFICANT INFLUENCE ARE

VALUED AT COST OF ACQUISITION, PRICE LEVEL RESTATED BASED ON THE NATIONAL CONSUMED PRICE INDEX (NCPI), BUT NOT IN EXCESS OF REALIZABLE VALUE. REALIZABLE VALUE IS DETERMINED BASED ON THE LATEST AVAILABLE AUDITED FINANCIAL STATEMENTS.

LONG-TERM INVESTMENTS WHERE THE COMPANY HAS SIGNIFICANT INFLUENCE ARE RECORDED UNDER THE EQUITY METHOD RECOGNIZING THE PARTICIPATION IN THE RESULTS OF ASSOCIATED COMPANIES.

PROPERTY AND EQUIPMENT

PROPERTY AND EQUIPMENT IN MEXICO HAVE BEEN RESTATED USING FACTORS DERIVED FROM THE NCPI. DEPRECIATION IS CALCULATED USING THE STRAIGHT-LINE METHOD, BASED ON THE ECONOMICAL USEFUL LIVES AND RESIDUAL VALUES DETERMINED BY INDEPENDENT APPRAISERS.

PROPERTY AND EQUIPMENT OF FOREIGN SUBSIDIARIES ARE RECORDED AT HISTORICAL COST, RESTATED BASED ON THE NCPI OF THE COUNTRY OF ORIGIN, AND TRASLATED INTO MEXICAN PESOS AT THE EXCHANGE RATE AS OF YEAREND.

LABOR OBLIGATIONS:

THE POLICY OF THE COMPANY IS TO RECORD SEPARATIONS PAYMENTS IN THE RESULTS OF THE PERIOD IN WHICH THEY ARE INCURRED. THE LIABILITY FOR SENIORITY PREMIUMS IS RECORDED AS IT ACCRUES, ACCORDING TO ACTUARIAL CALCULATIONS BASED ON THE PROJECTED UNIT CREDIT METHOD, USING REAL INTEREST RATES.

STOCKHOLDERS' EQUITY RESTATEMENT

STOCKHOLDERS' EQUITY IS RESTATED BY APPLYING THE FACTORS DERIVED FROM THE NCPI TO PRESENT CAPITAL STOCK AND ACCUMULATED EARNINGS IN TERMS OF THE PURCHASING POWER AT THE LATEST YEAREND FROM THE DATE OF CONTRIBUTION OF GENERATION.

THE CUMULATIVE EFFECT OF RESTATEMENT REPRESENTS THE GAIN OR LOSS FROM HOLDING NONMONETARY ASSETS OF THE FOREIGN SUBSIDIARIES AND FROM THE RECOGNITION OF THE LONG-TERM INVESTMENTS UNDER EQUITY METHOD.

THE CUMULATIVE EFFECT OF DEFERRED TAXES REPRESENTS THE DIFFERENCES BETWEEN THE BOOK AND TAX VALUES OF THE ASSETS AND LIABILITIES IN THE BALANCE SHEET AS OF JANUARY 1,2000.

RESTATEMENT OF REVENUES AND EXPENSES:

REVENUES AND EXPENSES ARE RESTATED FROM THE MONTH IN WHICH THEY ARISE THROUGH PERIOD END, BASED ON FACTORS DERIVED FROM THE NCPI.

INTEGRAL FINANCING RESULT:

THIS CONSISTS OF THE NET EFFECT OF ALL FINANCIAL REVENUES OR EXPENSES, SUCH AS INTEREST, CURRENCY EXCHANGE GAIN OR LOSS, EXCHANGE GAIN OR LOSS FROM FUTURES AND SECURITIES CONTRACTS, RESTATEMENT OF INVESTMENT UNITS AND GAIN FROM MONETARY POSITION AS THEY OCCUR OR ACCRUE.

TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE EXCHANGE RATE AS OF THE DATE OF THE TRASACTION AND THE ASSETS AND LIABILITIES IN FOREIGN CURRENCY AND ADJUSTED TO THE EXCHANGE RATE AS OF YEAREND.

THE GAIN FROM MONETARY POSITION, WHICH RESULTS FROM THE DETERIORATION OF THE PURCHASING POWER OF MONETARY ITEMS CAUSED BY INFLATION, IS DETERMINED BY APPLYING TO NET MONETARY LIABILITIES AT THE BEGINNING OF EACH MONTH THE INFLATION FACTOR DERIVED FROM THE NCPI AND IS RESTATED AT YEAREND WITH THE CORRESPONDING FACTOR.

THE COMPANY FOLLOWS THE PRACTICE OF CAPITALIZING THE COMPREHENSIVE FINANCING COST INCURED IN MAJOR REMODELING OF HOTELS AND THE CONSTRUCTION STAGE OF NEW HOTELS IN WHICH THE COMPANY HAS A MAJORITY INTEREST. THE AMOUNTS CAPITALIZED ARE RESTATED ANNUALLY BASED ON FACTORS DERIVED FROM THE NCPI AND ARE RECORDED IN THE STATEMENT OF INCOME BASED ON THE USEFUL LIVES OF THE ASSETS

COMPUTATION OF MAJORITY INCOME PER SHARE

MAJORITY INCOME PER SHARE IS DETERMINED BY DIVIDING THE MAJORITY NET INCOME BY THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING.

DILUTED INCOME PER SHARE IS DETERMINED BY ADDING 1) THE YIELD ATTRIBUTABLE TO CONVERTIBLE BONDS AND CONTRACTS TO THE ABOVE-MENTIONED INCOME, AND 2) TO THE WEIGHTED AVERAGE OUTSTANDING SHARES THE WEIGHTED AVERAGE OF OBLIGATIONS OUTSTANDING DURING THE PERIOD, CONVERTED INTO SHARES BASED ON THE CONVERSION COEFFICIENT ESTABLISHED IN THE CONVERTIBLE OBLIGATIONS AND BOND ISSUANCE CONTRACTS.

NEW ACCOUNTING PRINCIPLE:

IN FISCAL 2001, NEW BULLETIN C-2 "FINANCIAL INSTRUMENTS" WILL BECOME EFFECTIVE. BULLETIN C-2 ESTABLISHES THE VALUATION AND RECORDING METHODOLOGY FOR FINANCIAL INSTRUMENTS AND REQUIRES THAT THE EFFECT OF THE CONTRACTED FINANCIAL INSTRUMENTS BE RECORDED AS ASSETS OR LIABILITIES, AFFECTING THE INTEGRAL FINANCING RESULT. FINANCIAL INSTRUMENTS THAT HAVE BEEN DESINGNATED AND EFFECTIVELY FUNCTION AS HEDGING OF ASSETS AND LIABILITIES OR FUTURE TRANSACTIONS WILL AFFECT THE ASSETS, LIABILITIES OR THE CORRESPONDING TRANSACTIONS WHEN THEY ARE REALIZED, SETTLED OR OCCUR, RESPECTIVELY.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUAR TER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INMOBILIARIA HOTELERA POSADAS, S.A. DE C.V.	SUBHOLDING CO	1	99.99	2,247,981	3,199,353
2 POSADAS DE MEXICO, S.A. DE C.V.	HOTEL ADMINISTRATION	1	99.99	96,947	717,168
3 PROMOTORA DEL CARIBE, S.A.	REAL ESTATE CO.	1	75.00	208,182	436,236
4 HOTEL CONDESA DEL MAR, S.A. DE C.V.	REAL ESTATE CO.	1	99.99	84,073	301,019
5 PORTO IXTAPA, S.A. DE C.V.	REAL ESTATE DEVELOPMENT	1	99.99	257,297	221,357
6 FONDO INMOBILIARIO POSADAS, S.A. DE C.V.	SINCA	1	51.97	52,564	166,110
7 INVERSIONES LAS POSADAS 4500, C.A.	REAL ESTATE	1	99.99	47,132	107,174
8 POSADAS USA, INC	HOTEL ADMINISTRATION	1	99.99	34,563	77,499
9 DESARROLLO ARCANO, S.A. DE C.V.	REAL ESTATE	1	70.00	21,000	31,402
10 COMPAÑIA PROVEEDORA HOTELERA, S.A. DE C.V.	PRODUCT DISTRIBUTION	1	99.99	9,889	8,603
11 OPERADORA FINANCIERA DE INVERSIONES, S.A. DE C.V.	SINCA OPERATIONS	1	75.00	188	300
12 SISTEMA DIRECTOR DE PROYECTOS, S.A. DE C.V.	PROJECT, PLANNING AND SUPERVISION	1	99.99	12,180	9,060
13 HOTELERA PANAMERICANA, S.A. DE C.V.	ADMINISTRATIVE SERVICE	1	99.99	1,209	9,416
14 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)	8	1	0.00	179,398	20,409
TOTAL INVESTMENT IN SUBSIDIARIES				**3,252,603**	**5,305,106**
ASSOCIATEDS					
1 INMOBILIARIA HOTELERA LAS ANIMAS, S.A. DE C.V.	HOTEL OPERATIONS	7,500	25.00	3,800	15,451
2 INMOBILIARIA FIESTA LA NORIA, S.A. DE C.V.	HOTEL OPERATIONS	58,496	20.00	14,586	10,714
3 INMOBILIARIA HOTELERA DE YUCATAN, S.A. DE C.V.	HOTEL OPERATIONS	2,394,566	9.20	103	4,741
4 RIOTUR EMPRESA DO TURISMO DO MUNICIPIO DO RIO JAN	HOTEL OPERATIONS	24,551,107	1.91	0	3,467
5 TURISRIO COMPANHIA DE TURISMO DO ESTADO DO RIO DO	HOTEL OPERATIONS	1,648,071	0.49	0	93
6 OTRAS ASOCIADAS (4) (No. DE ASOC.:)	4	1	0.00	0	8,636
TOTAL INVESTMENT IN ASSOCIATEDS				**18,489**	**43,102**
OTHER PERMANENT INVESTMENTS					**0**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUAR TER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
TOTAL					5,348,208

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE COD **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,219,137	467,583	1,751,554	4,856,166	1,502,118	5,105,602
MACHINERY	0	0	0	0	0	0
TRANSPORT EQUIPMENT	24,229	12,081	12,148	10,876	7,834	15,190
OFFICE EQUIPMENT	838,507	315,960	522,547	502,060	299,072	725,535
COMPUTER EQUIPMENT	59,460	44,740	14,720	50,010	43,900	20,830
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**3,141,333**	**840,364**	**2,300,969**	**5,419,112**	**1,852,924**	**5,867,157**
NOT DEPRECIATION ASSETS						
GROUNDS	261,803	0	261,803	1,019,847	0	1,281,650
CONSTRUCTIONS IN PROCESS	116,746	0	116,746	41,549	0	158,295
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**378,549**	**0**	**378,549**	**1,061,396**	**0**	**1,439,945**
TOTAL	**3,519,882**	**840,364**	**2,679,518**	**6,480,508**	**1,852,924**	**7,307,102**

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
DEG	31/05/2005	8.25	0	0	0	0	0	0	0	0	0	4,704	4,704	4,704	4,704	2,435
INTERNATIONAL FINANCE CORP	31/07/2006	8.99	0	0	0	0	0	0	0	0	0	65,470	42,546	42,546	42,546	19,806
INTERNATIONAL FINANCE CORP	30/06/2012	5.92	0	0	0	0	0	0	0	0	0	0	24,130	24,130	24,130	156,847
BANCOMEXT	30/11/2005	4.37	0	0	0	0	0	0	183,390	0	0	0	0	0	0	0
BANCOMEXT	31/03/2008	6.64	0	0	0	30,208	30,208	30,208	30,208	71,249	0	0	0	0	0	0
BANCOMEXT	31/08/2009	6.72	0	0	0	8,253	8,253	8,253	8,253	16,047	0	0	0	0	0	0
BANCOMEXT	28/08/2005	8.47	0	0	0	19,256	19,256	19,256	14,442	0	0	0	0	0	0	0
BBV	31/12/2006	7.04	0	0	0	13,668	13,668	8,115	6,740	12,585	0	0	0	0	0	0
BANCO ARABE ESPAÑOL	31/12/2003	2.00	0	0	0	0	0	0	0	0	0	23,575	23,575	0	0	0
BANAMEX	31/08/2008		286,700	0	0	0	0	91,695	91,695	275,085	0	0	0	0	0	0
OTHERS			39,421	313,996	0	4,191	4,192	4,192	2,096	0	0	11,140	25,754	9,994	9,994	156,570
OTHER FINANCIAL ENTITIES																
CALIFORNIA COMMERCE BANK	30/09/2002	6.56	0	0	0	0	0	0	0	0	0	0	137,542	0	0	0
OTHERS			0	158,750	0	0	137,542	0	0	0	0	0	0	0	0	0
TOTAL BANKS			326,121	472,746	0	75,576	213,119	161,719	336,824	374,966	0	104,889	258,251	81,374	81,374	335,658
PRIVATE PLACEMENTS																
UNSECURED DEBT																
ING BANK	28/02/2002	10.91	0	0	0	0	0	0	0	0	0	0	113,660	57,469	57,469	229,877
BCP SECURITIES	30/04/2002	8.57	0	0	0	0	0	0	0	0	0	51,349	0	0	0	0
OTHERS	31/12/2004		0	160,000	0	0	0	0	0	0	0	60,152	0	0	0	0
TOTAL STOCK EXCHANGE			0	160,000	0	0	0	0	0	0	0	111,501	113,660	57,469	57,469	229,877

ANNEX (.
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **4** YEAR: **2001**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
SERVICES SUPPLIERS			57,644	0	0	0	0	0	0	0	0	4,847	0	0	0	0
GOODS SUPPLIERS			152,893	0	0	0	0	0	0	0	0	25,108	0	0	0	0
TOTAL SUPPLIERS			210,537	0	0	0	0	0	0	0	0	29,955	0	0	0	0
OTHER CURRENT LIABILITIES			96,835	0	0	0	0	0	0	0	0	159,281	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			96,835	0	0	0	0	0	0	0	0	159,281	0	0	0	0
			633,493	632,746	0	75,576	213,119	161,719	336,824	374,966	0	405,626	371,911	138,843	138,843	565,535

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUAR TER: **4** YEAR: **2001**

GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	91,724	841,063	0	0	841,063
TOTAL	**91,724**	**841,063**			**841,063**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	0	0	0	0	0
INVESTMENTS	0	0	0	0	0
OTHER	26,426	242,313	0	0	242,313
TOTAL	**26,426**	**242,313**			**242,313**
NET BALANCE	**65,298**	**598,750**			**598,750**
FOREING MONETARY POSITION					
TOTAL ASSETS	**97,628**	**895,202**	**104,443**	**957,686**	**1,852,888**
LIABILITIES POSITION	**301,888**	**2,768,157**	**70,961**	**650,679**	**3,418,836**
SHORT TERM LIABILITIES POSITION	44,615	409,095	14,207	130,271	539,366
LONG TERM LIABILITIES POSITION	257,273	2,359,062	56,754	520,408	2,879,470
NET BALANCE	**(204,260)**	**(1,872,955)**	**33,482**	**307,007**	**(1,565,948)**

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**

GRUPO POSADAS, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

NOTES

1) EXCHANGE RATE 1USD=9.1695 MEXICAN PESOS
2) INCLUDES FOREING SUBSIDIARIES
3) REGARDING THE TRADE BALANCE IN FOREING EXCHANGE, WITHIN THE INCOME SECTION ARE INCLUDED THE MANAGED HOTELS THAT ARE NOT OWNED BY THE COMPANY, BUT AS A GROUP, WE MUST RECORD THEM UNDER THE CONCEPT.

THIS AMOUNT (FOREING EXCHANGE INCOME) DIFFERS FROM THE ONE REPORTED IN THE INCOME STATEMENT, SPECIFICALLY WITHING FOREING NET SALES, BECAUSE THE INCOME STATEMENT INCLUDES ONLY THOSE HOTELS OWNED BY THE COMPANY WHERE IT HAS EFFECTIVE CONTROL OVER MANAGEMENT.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,476,645	4,254,656	2,778,011	0.55	15,279
FEBRUARY	1,405,774	4,189,757	2,783,983	0.00	(1,949)
MARCH	1,488,421	4,219,018	2,730,597	0.63	17,203
APRIL	1,409,035	4,495,499	3,086,464	0.50	15,432
MAY	1,380,455	4,433,606	3,053,151	0.23	7,022
JUNE	1,388,702	4,358,698	2,969,996	0.24	7,128
JULY	1,481,123	4,569,162	3,088,039	0.00	(8,029)
AUGUST	1,471,896	4,764,326	3,292,429	0.59	19,425
SEPTEMBER	1,401,435	4,789,553	3,388,118	0.93	31,509
OCTOBER	1,389,294	4,819,039	3,429,745	0.45	15,434
NOVEMBER	1,391,665	4,816,197	3,424,532	0.38	13,013
DECEMBER	1,293,689	4,893,104	3,599,415	0.14	5,039
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	62,933
OTHER	0	0	0	0.00	13,320
TOTAL					**212,759**

NOTES

THE RESULT OF THE MONETARY POSITION FOR THE COMPANIES LOCATED IN U.S.A., BRAZIL AND ARGENTINA IS CONSIDERED WITHIN THE FOREING SUBSIDIARIES ITEM TAKEING INTO ACCOUNT THE INFLATION OF THE CORRESPONDING COUNTRY B-15.

UNDER THE "OTHER" ITEM WE ARE INCLUDING THE VARIATION OF THE DECEMBER ACTUAL CONSUMER PRICE INDEX VERSUS AN ESTIMATED INFLATION OF 0.51%.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

EUROBONO:

DEBT TO CASH GENERATION	4.25
INTEREST COVERAGE RATION	2.20

ACTUAL SITUATION OF FINANCIAL LIMITED

EUROBONO:

DEBT TO CASH GENERATION	4.22
INTEREST COVERAGE RATION	2.24

NOTE: AT DECEMBER 31, 2001 THESE RESTRICTION HAVE BEEN CUMPLIED WITH.

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CAESAR PARK HOTELS	GRAND TOURISM HOTELS	802,269	55
FIESTA AMERICANA HOTELS	GRAND TOURISM HOTELS AND FIVE STARS HOTELS	4,395,342	64
FIESTA INN HOTELS	FOUR STAR HOTELS "BUSSINESS CLASS"	1,229,594	66
HOLIDAY INN HOTELS	FOUR STARS HOTELS	173,156	73
THE EXPLOREAN HOTELS	"ADVENTURE" FIVE STARS HOTELS	123,601	18

NOTES

NOTES

CAESAR PARK HOTES, 2 LOCATED IN BRAZIL AND 1 IN ARGENTINA.
FIESTA AMERICANA HOTELS, 10 LOCATED IN MEXICO..
FIESTA INN HOTELS, 14 LOCATED IN MEXICO
HOLIDAY INN HOTELS, 5 LOCATED IN U.S.A.
THE EXPLOREAN HOTELS, 2 LOCATED IN MEXICO

THE HOTELS MENTIONED ABOVE ARE THOSE IN WHICH THE COMPANY HOLDS MANAGEMENT CONTROL.

CAPACITY IS REPRESENTED BY NET REPLACEMENT VALUE AND THE PERCENTAGE IS ITS UTILIZACION LEVEL

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NON APPLICABLE					

NOTES

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HOTEL OPERATION				3,021,243		FIESTA AMERICANA FIESTA INN THE EXPLOREAN	GENERAL PUBLIC
TOTAL				3,021,243			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HOTEL OPERATION				524,327		CESAR PARK HOLIDAY INN	GENERAL PUBLIC
TOTAL				524,327			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** 95,869,741

Number of shares Outstanding at the Date of the NFEA: 500,208,074
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
I	III	500,208,074.00	31/01/2001	93,744.00
I	III	500,208,074.00	31/03/2001	4,900.00
IV	III	500,208,074.00	31/12/2001	2,200,000.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 102,263,859

Number of shares Outstanding at the Date of the NFEA: 500,208,074
(Units)

STOCK EXCHANGE CO **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **1** YEAR: **1997**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	95,869,741
Number of shares Outstanding at the Date of the NFEA : (Units)	500,208,074

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

STOCK EXCHANGE CO POSADAS QUARTER: 4 YEAR: 2001
RAZON SOCIAL: **GRUPO POSADAS, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 0

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **31** OF DICIEMBRE OF 2001 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	390,183,677		390,183,677		386,254	
L		0	108,403,212			108,403,212	108,403	
TOTAL			**498,586,889**	**0**	**390,183,677**	**108,403,212**	**494,657**	**0**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
498,586,889
SHARES PROPORTION BY :

CPO'S : 9.60% SERIE A
UNITS : 0
ADRS's : 0.40% SERIE A, 0.05% SERIE L
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
A	1,077,542	5.68798	6.00000
L	543,643	5.74182	5.50000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2001** AND **2000** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

ING. MANUEL BORJA CHICO	**L.C. FERNANDO LOPEZ VAZQUEZ**
FINANCE VICE-PRESIDENT	**ADMINISTRATIVE DIRECTOR**

MEXICO, D.F., AT JANUARY 30 OF 2002

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 30/01/2002 17:12

GENERAL INFORMATION ABOUT THE COMPANY

CORPORATE NAME:	GRUPO POSADAS, S.A. DE C.V.
ADDRESS:	REFORMA LOMAS 155 - 2nd Floor & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	mborja@posadas.com.mx
INTERNET ADDRESS	www.posadas.com.mx

FISCAL INFORMATION ABOUT THE COMPANY

COMPANY'S TAXPAYER ID:	GPO920120440
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT

PAYMENT OFFICER

NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd FLOOR & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701

INFORMATION ABOUT THE CHIEF EXECUTIVE OFFICERS

TITLE MSE:	PRESIDENT OF THE BOARD OF DIRECTORS
TITLE:	PRESIDENT OF THE BOARD OF DIRECTORS
NAME:	GASTON AZCARRAGA ANDRADE
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	CHIEF EXECUTIVE OFFICER
TITLE:	CHIEF EXECUTIVE OFFICER
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 30/01/2002 17:12

TITLE MSE:	CHIEF FINANCIAL OFFICER
TITLE:	CHIEF FINANCIAL OFFICER
NAME:	MANUEL BORJA CHCIO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	mborja@posadas.com.mx

TITLE MSE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
NAME:	MANUEL BORJA CHICO, ENGINEER
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
TITLE:	SECOND PARTY RESPONSIBLE FOR QUARTERLY INFORMATION
NAME:	FERNANDO LOPEZ VAZQUEZ
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL	flopez@posadas.com.mx

TITLE MSE:	DIRECTOR OF LEGAL DEPARTMENT
TITLE:	DIRECTOR OF LEGAL DEPARTMENT
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	FRANCISCO JAVIER LOPEZ SEGURA
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

ENGLISH TRANSLATION

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

LISTING SYMBOL: POSADAS

Date: 30/01/2002 17:12

TITLE MSE:	ASSISTANT SECRETARY OF THE BOARD OF DIRECTORS
TITLE:	VACANT
NAME:	VACANT
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	

TITLE MSE:	PARTY RESPONSIBLE FOR INFORMATION TO STOCKHOLDERS
TITLE:	CHIEF FINANCIAL PLANNING OFFICER
NAME:	OLIVER IRIARTE FUENTES
ADDRESS:	REFORMA LOMAS 155 - 2nd & 4th FLOORS & PH
COLONY:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY & STATE:	MEXICO CITY, FEDERAL DISTRICT
TELEPHONE:	326-6700
FAX:	326-6701
E-MAIL:	oiriarte@posadas.com.mx

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

r24: INCLUDED IN THE INTEREST PAID IN THE LOST FOR RESTATEMENT OF INVESTMENT UNITS, AMOUNTING IN 2001 TO PS $10,087 AND IN 2000 TO PS $19,520

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** Quarter: **4** Year: **2001**

GRUPO POSADAS, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**7,748,497**	**100**	**7,508,565**	**100**
2	**CURRENT ASSETS**	**469,860**	**6**	**339,562**	**5**
3	CASH AND SHORT-TERM INVESTMENTS	15,433	0	63,893	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	405,018	5	274,670	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	0	0	0	0
6	INVENTORIES	26,702	0	332	0
7	OTHER CURRENT ASSETS	22,707	0	667	0
8	**LONG-TERM**	**5,627,541**	**73**	**5,474,128**	**73**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	5,627,541	73	5,474,128	73
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,459,403**	**19**	**1,530,590**	**20**
13	PROPERTY	2,262,380	29	2,341,730	31
14	MACHINERY AND INDUSTRIAL	253,393	3	264,197	4
15	OTHER EQUIPMENT	0	0	0	0
16	ACCUMULATED DEPRECIATION	1,102,924	14	1,102,839	15
17	CONSTRUCTION IN PROGRESS	46,554	1	27,502	0
18	**DEFERRED ASSETS (NET)**	**191,693**	**2**	**164,285**	**2**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**4,838,514**	**100**	**4,588,254**	**100**
21	**CURRENT LIABILITIES**	**1,998,236**	**41**	**1,655,607**	**36**
22	SUPPLIERS	114,439	2	0	0
23	BANK LOANS	401,543	8	464,096	10
24	STOCK MARKET LOANS	111,501	2	0	0
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	1,370,753	28	1,191,511	26
27	**LONG-TERM LIABILITIES**	**2,180,075**	**45**	**2,414,877**	**53**
28	BANK LOANS	1,561,600	32	1,913,245	42
29	STOCK MARKET LOANS	618,475	13	501,632	11
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**660,203**	**14**	**517,770**	**11**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,909,983**	**100**	**2,920,311**	**100**
36	**CONTRIBUTED CAPITAL**	**2,049,999**	**70**	**2,174,574**	**74**
37	PAID-IN CAPITAL STOCK (NOMINAL)	494,657	17	485,103	17
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,208,026	42	1,236,849	42
39	PREMIUM ON SALES OF SHARES	206,315	7	227,706	8
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	141,001	5	224,916	8
41	**CAPITAL INCREASE (DECREASE)**	**859,984**	**30**	**745,737**	**26**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,218,274	42	1,054,509	36
43	REPURCHASE FUND OF SHARES	106,857	4	135,780	5
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(651,100)	(22)	(591,154)	(20)
45	NET INCOME FOR THE YEAR	185,953	6	146,602	5

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**15,433**	**100**	**63,893**	**100**
46	CASH	371	2	687	1
47	SHORT-TERM INVESTMENTS	15,062	98	63,206	99
18	**DEFERRED ASSETS (NET)**	**191,693**	**100**	**164,285**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	14,379	8	44,440	27
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	177,314	92	119,845	73
21	**CURRENT LIABILITIES**	**1,998,236**	**100**	**1,655,607**	**100**
52	FOREING CURRENCY LIABILITIES	325,552	16	331,886	20
53	MEXICAN PESOS LIABILITIES	1,672,684	84	1,323,721	80
24	**STOCK MARKET LOANS**	**111,501**	**100**	**0**	**100**
54	COMMERCIAL PAPER	111,501	100	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**1,370,753**	**100**	**1,191,511**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,370,753	100	1,191,511	100
27	**LONG-TERM LIABILITIES**	**2,180,075**	**100**	**2,414,877**	**100**
59	FOREING CURRENCY LIABILITIES	1,797,325	82	1,778,550	74
60	MEXICAN PESOS LIABILITIES	382,750	18	636,327	26
29	**STOCK MARKET LOANS**	**618,475**	**100**	**501,632**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	618,475	100	501,632	100
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**660,203**	**100**	**517,770**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	660,203	100	517,770	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(651,100)**	**100**	**(591,154)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(2,692,913)	(414)	(2,485,575)	(420)
71	INCOME FROM NON-MONETARY POSITION ASSETS	2,041,813	314	1,894,421	320

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**

GRUPO POSADAS, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	(1,528,376)	(1,316,045)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	498,586,889	499,736,631
78	REPURCHASED SHARES (*)	1,621,185	471,443

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

NON CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**778,908**	**100**	**831,425**	**100**
2	COST OF SALES	215,422	28	151,331	18
3	**GROSS INCOME**	**563,486**	**72**	**680,094**	**82**
4	OPERATING	299,794	38	264,494	32
5	**OPERATING INCOME**	**263,692**	**34**	**415,600**	**50**
6	TOTAL FINANCING COST	77,297	10	140,170	17
7	**INCOME AFTER FINANCING COST**	**186,395**	**24**	**275,430**	**33**
8	OTHER FINANCIAL OPERATIONS	18,655	2	4,457	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**167,740**	**22**	**270,973**	**33**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	10,715	1	139,189	17
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**157,025**	**20**	**131,784**	**16**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	28,928	4	14,818	2
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**185,953**	**24**	**146,602**	**18**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**185,953**	**24**	**146,602**	**18**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**185,953**	**24**	**146,602**	**18**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

NON CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**778,908**	**100**	**831,425**	**100**
21	DOMESTIC	778,908	100	831,425	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**77,297**	**100**	**140,170**	**100**
24	INTEREST PAID	411,336	532	512,713	366
25	EXCHANGE LOSSES	(23,271)	(30)	87,717	63
26	INTEREST EARNED	18,605	24	35,909	26
27	EXCHANGE PROFITS	88,889	115	97,882	70
28	GAIN DUE TO MONETARY POSITION	(203,274)	(263)	(326,469)	(233)
8	**OTHER FINANCIAL OPERATIONS**	**18,655**	**100**	**4,457**	**100**
29	OTHER NET EXPENSES (INCOME) NET	18,655	100	4,457	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**10,715**	**100**	**139,189**	**100**
32	INCOME TAX	(17,259)	(161)	(55,973)	(40)
33	DEFERED INCOME TAX	27,974	261	195,162	140
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: POSADAS
GRUPO POSADAS, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

NON CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	778,909	831,426
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	778,908	831,425
39	OPERATION INCOME (**)	263,692	415,600
41	NET CONSOLIDATED INCOME (**)	185,953	146,602

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**185,953**	**146,602**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	(246,255)	(27,740)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**(60,302)**	**118,862**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	114,923	376,783
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**54,621**	**495,645**
6	CASH FLOW FROM EXTERNAL FINANCING	44,257	(113,073)
7	CASH FLOW FROM INTERNAL FINANCING	(115,011)	39,805
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(70,754)**	**(73,268)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(32,327)**	**(384,894)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(48,460)	37,483
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	63,893	26,410
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	15,433	63,893

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

NON CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**(246,255)**	**(27,740)**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	69,762	60,001
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	(112,160)	(10,165)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	(203,274)	(257,921)
17	+ (-) OTHER ITEMS	(583)	180,345
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**114,923**	**376,783**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(130,348)	7,137
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(26,370)	(199)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(22,040)	(156)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	114,439	401,680
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	179,242	(31,679)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**44,257**	**(113,073)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	2,654,717	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(2,610,460)	(113,073)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(115,011)**	**39,805**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	193,446
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	(20,946)	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	(94,065)	(153,641)
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(32,327)**	**(384,894)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(25,094)	(300,930)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,928)	(25,391)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(18,628)	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	13,323	(58,573)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS** QUARTER: **4** YEAR: **2001**
GRUPO POSADAS, S.A. DE C.V.

RATIOS
NON CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	23.87	%	17.63	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	6.39	%	5.02	%
3	NET INCOME TO TOTAL ASSETS (**)	2.40	%	1.95	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%		%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	109.31	%	222.69	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.10	times	0.11	times
7	NET SALES TO FIXED ASSETS (**)	0.53	times	0.54	times
8	INVENTORIES ROTATION (**)	8.07	times	455.82	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	163	days	103	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.27	%	17.81	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	62.44	%	61.11	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.66	times	1.57	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	43.87	%	46.00	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	149.38	%	157.77	%
15	OPERATING INCOME TO INTEREST PAID	0.64	times	0.81	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.16	times	0.18	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.24	times	0.21	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.22	times	0.20	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.10	times	0.07	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	0.77	%	3.86	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	(7.74)	%	14.30	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	14.75	%	45.32	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	0.13	times	0.97	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(62.55)	%	154.33	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	162.55	%	(54.33)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	5.96	%	6.60	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **POSADAS**
GRUPO POSADAS, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

DATA PER SHARE
NON CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.37	$ 0.30
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.25	$ 1.42
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.19	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 5.84	$ 5.84
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	1.03 times	1.27 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	16.22 times	24.67 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.